
03025135


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH, D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ___________

Commission File Number: 000-26732

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gadzooks, Inc. Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gadzooks, Inc., 4121 International Parkway, Carrollton, Texas 75007.


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL


GADZOOKS

GADZOOKS, INC. SAVINGS PLAN

Financial Statements
and
Supplemental Schedule

December 31, 2002 and 2001

GADZOOKS, INC. SAVINGS PLAN

Table of Contents

TravisWolff
ADVISORS & ACCOUNTANTS

Known internationally as Moore Stephens Travis Wolff, LLP

5580 LBJ Freeway
Suite 400
Dallas, TX
75240-6265

972.661.1843 tel
972.490.4120 fax

www.traviswolff.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Gadzooks, Inc. Savings Plan
Carrollton, Texas

We have audited the accompanying statements of net assets available for benefits of Gadzooks, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the statements of changes in net assets available for net benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

May 21, 2003
(except as to Note 6, as to
which the date is June 23, 2003)
Dallas, Texas

GADZOOKS, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets:		
Investments, at fair value:		
Mutual funds	$ 1,784,598	$ 1,989,107
Common/collective trusts	922,417	618,111
Gadzooks common stock	128,413	308,408
Participant notes receivable	153,339	52,942
	2,988,767	2,968,568
Receivables:		
Employer contribution	26,217	-
Participant contributions	1,105	-
	27,322	-
Total assets	3,016,089	2,968,568
Liabilities:		
Excess contributions payable	105,496	97,961
Net assets available for benefits	$ 2,910,593	$ 2,870,607

The accompanying notes are an integral part of the financial statements.

GADZOOKS, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2002	Years Ended December 31, 2001
Investment income:		
Net depreciation in fair value of investments	$ (663,874)	$ (215,248)
Interest and dividends	25,252	25,801
Other income	416	361
	(638,206)	(189,086)
Contributions:		
Employer	175,691	198,797
Employees	657,046	531,106
Employee rollovers	83,258	34,385
	915,995	764,288
Total additions	277,789	575,202
Distributions:		
Participants/beneficiaries	(237,803)	(372,566)
Net increase in net assets available for benefits	39,986	202,636
Net assets available for benefits:		
Beginning of year	2,870,607	2,667,971
End of year	$ 2,910,593	$ 2,870,607

The accompanying notes are an integral part of the financial statements.

GADZOOKS, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Description of Plan

The following description of the Gadzooks, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Gadzooks, Inc. and Gadzooks Management, L.P. (collectively, the "Company") who have one year of service (1,000 hours or more) and are age twenty-one or older. The Plan is intended to constitute a qualified cash or deferred profit sharing plan within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 1, 2001, an IRS approved prototype plan, with an adoption agreement which conforms to the prototype plan, was adopted in conjunction with a change to a new Plan trustee. The plan administrator decided to obtain a determination letter specifically for the adopted prototype Plan. See Note 6.

Employer contributions

The Company contributes fifty percent of the first 5% of annual compensation that a participant contributes to the Plan. If an employee should terminate from the Company prior to being 100% vested, the nonvested portion of the employer contribution would be forfeited. The forfeited portion is applied to reduce the Company's matching contribution.

Effective November 4, 2001, the Board of Directors suspended the Company's discretionary matching contributions to the Plan due to the effects of the economy subsequent to September 11, 2001. Effective January 1, 2002, the Company resumed the matching contributions.

Employee contributions

Participating employees may elect to contribute up to 15% of their compensation to the Plan, subject to a limit on calendar year contributions set forth by the Internal Revenue Service. The limit was $11,000 and $10,500 per individual in 2002 and 2001, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds and the Company's common stock as investment options for the participants.

Note 1 - Description of Plan - (Continued)

Administrative expenses

All administrative expenses are paid by the Company and, as such, have not been included in the accompanying financial statements.

Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contribution, and allocated investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of a participant's account and the earnings thereon is based on years of service. Participants are 100% vested after five years of service with the Company.

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes receivable. Loan terms cannot exceed five years from the date the note was executed unless the loan is for the purchase of a primary residence. Fees and expenses incurred in originating the loan will be paid by the qualified applicant out of the proceeds of the loan. The loans are secured by the balances in the participants' accounts and bear interest at reasonable rates commensurate with local prevailing rates as determined by the loan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the value of his or her account, determined in accordance with the Plan vesting schedule, if the account balance is equal to or less than $5,000. If a participant's account balance exceeds $5,000, they may elect to receive a lump-sum distribution or to maintain their account balance in the Plan. In-service distributions may be made due to hardships, as defined in the Plan, or when a participant attains 59½ years of age.

Note 1 - Description of Plan - (Continued)

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Tax status

Effective, July 1, 2001, the Plan adopted a new IRS approved prototype Plan agreement in conjunction with a change to a new Plan trustee. Although this new Plan has an IRS determination letter, the plan administrator decided to obtain a determination letter specifically for this Plan. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. See Note 6.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Payment of benefits

Benefits are recorded when paid.

GADZOOKS, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

Note 3 - Investments

Investment valuation and income

The investments of the Plan are stated at fair value and are based on quoted market prices as of the last trading day of the Plan year. Investment income is accrued as earned. Investments that represent 5% or more of the Plan's net assets are as follows:

Name of Fund	December 31, 2002	December 31, 2001
Gadzooks Common Stock	$ 128,413*	$ 308,408
Wells Fargo S & P 500 Index Fund	213,577	222,662
Wells Fargo Stable Return Fund	708,840	395,449
Aim Basic Value Fund	625,915	949,035
Dreyfus Midcap Value Fund	241,595	159,700
Wells Fargo Diversified Bond Fund	354,288	259,795
Wells Fargo Outlook 2020 Fund	232,575	325,980
Participant Notes Receivable	153,339	52,942*

* Less than 5%; presented for comparative purposes only.

Investment gains and losses

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value, as follows:

Type of Fund / Investment	2002	2001
Mutual funds	$ (467,747)	$ (208,922)
Gadzooks common stock	(196,127)	(6,326)
	$ (663,874)	$ (215,248)

Note 4 - Forfeitures

At December 31, 2002 and 2001, remaining forfeited nonvested accounts totaled $391 and $26,710, respectively. These accounts will be used to reduce future employer contributions. Employer contributions were reduced during the years ended December 31, 2002 and 2001 by $54,372 and $1,130, respectively, from forfeited nonvested accounts.

Note 5 - Excess Contributions Payable

Contributions for the year ended December 31, 2002 are net of payments of $105,496, made subsequent to year end, to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Contributions for the year ended December 31, 2001 are net of payments of $97,961, made subsequent to year end, to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

Note 6 - Subsequent Events

The IRS has determined and informed the Company by a letter dated May 22, 2003, that the Plan is qualified under the appropriate section of the Code prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with EGTRRA.

SUPPLEMENTAL SCHEDULE

GADZOOKS, INC. SAVINGS PLAN

Schedule of Assets Held at End of Year
Form 5500 - Schedule H - Line 4i
December 31, 2002

EIN: 74-2261048 PN: 001

(a) Party-in-Interest	(b) Identity of Issuer	(c) Description of Investments		(e) Current Value
	Mutual Funds			
	Wells Fargo	Aim Basic Value Fund	$	625,915
	Wells Fargo	Dreyfus Midcap Value Fund		241,595
	Wells Fargo	Janus Adviser Worldwide Fund		96,177
	Wells Fargo	MFS New Discovery Fund		51,089
	Wells Fargo	Wells Fargo Diversified Bond Fund		354,288
	Wells Fargo	Wells Fargo Large Company Growth Fund		127,072
	Wells Fargo	Wells Fargo Outlook 2020 Fund		232,575
	Wells Fargo	Wells Fargo Outlook 2030 Fund		33,403
	Wells Fargo	Wells Fargo Outlook 2040 Fund		22,484
				1,784,598
	Common/Collective Trusts			
	Wells Fargo	Wells Fargo 500 S & P Index Fund		213,577
	Wells Fargo	Wells Fargo Stable Return Fund		708,840
				922,417
*	Gadzooks, Inc.	Common Stock		128,413
	Participant Notes Receivable	5.75 - 10.5%		153,339
			$	2,988,767

Column (d) Cost is not required since all investments are participant directed.

* Party-in-interst

See independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GADZOOKS, INC. SAVINGS PLAN

Date: June 27, 2003

By: 

James A. Motley
Member of Administrative Committee

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Gadzooks, Inc. Savings Plan
Carrollton, Texas

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Gadzooks, Inc. Savings Plan of our report dated May 21, 2003 (except as to Note 6, as to which the date is June 23, 2003), with respect to the financial statements and schedule of the Gadzooks, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Travis, Wolff & Company, L.L.P.

TRAVIS, WOLFF & COMPANY, L.L.P.

Dallas, Texas
June 27, 2003